UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

Under the Securities Exchange Act of 1934

(Original Filing)

LHC Group Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

50187A107

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 50187A107

1.	Names of Reporting Persons Vaughan Nelson Investment Management, L.P. 04-3304963

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 903,710

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 1,066,293

	8.	Shared Dispositive Power 432,445

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,498,738 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 8.32%

12.	Type of Reporting Person (See Instructions) IA

CUSIP No. 50187A107

1.	Names of Reporting Persons Vaughan Nelson Investment Management, Inc. 04-3304959

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 903,710

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 1,066,293

	8.	Shared Dispositive Power 432,445

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,498,738 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 8.32%

12.	Type of Reporting Person (See Instructions) HC

Item 1.
	(a)	Name of Issuer LHC Group Inc.
	(b)	Address of Issuer’s Principal Executive Offices 420 West Pinhook Road, Suite A Lafayette, LA 70503

Item 2.
	(a)	Name of Person Filing Vaughan Nelson Investment Management, L.P. (“Vaughan Nelson”) Vaughan Nelson Investment Management, Inc. (“General Partner”)
	(b)	Address of Principal Business Office or, if none, Residence Both Vaughan Nelson and the General Partner maintain their principal offices at: 600 Travis Street, Suite 6300 Houston, Texas 77002
	(c)	Citizenship Vaughan Nelson is Delaware limited partnership. The General Partner is a Delaware corporation.
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 50187A107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

By reason of investment advisory relationships with the person who owns the Shares, Vaughan Nelson may be deemed to be the beneficial owner of the reported shares of the Issuer’s common stock. Vaughan Nelson Investment Management, Inc., as General Partner of Vaughan Nelson, may be deemed the indirect beneficial owner of the reported shares of the Issuer’s common stock. Both Vaughan Nelson and Vaughan Nelson Investment Management, Inc. disclaim beneficial ownership of the reported shares of the Issuer’s common stock.

(a) Amount beneficially owned: 1,498,738
(b) Percent of class: 8.32%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 903,710
(ii) Shared power to vote or to direct the vote 0
(iii) Sole power to dispose or to direct the disposition of 1,066,293
(iv) Shared power to dispose or to direct the disposition of 432.445

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Various persons, as investment advisory clients of Vaughan Nelson,  have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock of the Issuer.  To the knowledge of Vaughan Nelson, no one such person’s interest in the common stock of the Issuer is more than five percent of the total outstanding common stock of the Issuer.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EXECUTED as a sealed instrument this 12th day of February, 2008.

Vaughan Nelson Investment Management, L.P.

	By:	/s Richard B. Faig
		By:	Richard B. Faig
		Its:	Chief Compliance Officer

Vaughan Nelson Investment Management, Inc.

	By:	/s/ Richard B. Faig
		By:	Richard B. Faig
		Its:	Chief Compliance Officer

Exhibit 1

AGREEMENT

Each of the undersigned, pursuant to Rule 13d-1(k)(l) under the Securities Exchange Act of 1934, as amended, hereby agrees that only one statement containing the information required by Schedule 13G needs be filed with respect to the ownership by each of the undersigned of the shares of common stock of LHC Group Inc. that the Schedule 13G to which this Agreement is appended as Exhibit 1 is to be filed with the Securities and Exchange Commission on behalf of each of the undersigned on or about the date hereof.

EXECUTED as a sealed instrument this 12th day of February, 2008.

Vaughan Nelson Investment Management, L.P.

By:	/s Richard B. Faig
	By:	Richard B. Faig
	Its:	Chief Compliance Officer

Vaughan Nelson Investment Management, Inc.

By:	/s/ Richard B. Faig
	By:	Richard B. Faig
	Its:	Chief Compliance Officer